# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLTON ARIA ACQUISITION CORPORATION, CIK 0002024459
CUSIP: G9877L107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 221 W 9th St #848, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0002041480
Persons authorized to receive notices and communications: Chen Siak Chan Director, ST Sponsor II Limited, 221 W 9th St #848, Wilmington, Delaware (DE), 19801, 909-214-2482

## Reporting persons
- ST Sponsor II Limited (CIK 0002041480): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 2,160,000; shared voting power 0; sole dispositive power 2,160,000; shared dispositive power 0; aggregate amount beneficially owned 2,160,000 (19.7% of the class)
  Comment: (1) Includes (i) 255,000 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") underlying 255,000 units that the reporting person (the "Sponsor") acquired in a private placement simultaneously with the consummation of the issuer's initial public offering on October 25, 2024 , and (ii) 1,905,000 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares") that the Sponsor acquired on April 23, 2024. Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on a one-for-one basis upon the consummation of an initial business combination, and may be converted into Class A Ordinary Shares at any time and from time to time at the option of the holder thereof.
- Chen Siak Chan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 2,160,000; shared voting power 0; sole dispositive power 2,160,000; shared dispositive power 0; aggregate amount beneficially owned 2,160,000 (19.7% of the class)
  Comment: (2) Includes (i) 255,000 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") underlying 255,000 units that the Sponsor acquired in a private placement simultaneously with the consummation of the issuer's initial public offering on October 25, 2024 , and (ii) 1,905,000 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares") that the Sponsor acquired on April 23, 2024. Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on a one-for-one basis upon the consummation of an initial business combination, and may be converted into Class A Ordinary Shares at any time and from time to time at the option of the holders thereof.
  
  (3) Mr. Chen Siak Chan is the sole director and sole shareholder of Valley Point Limited, a British Virgin Island corporation ("Valley Point"), which is the sole shareholder of the Sponsor. As such, he is deemed to hold voting and dispositive control over the securities of the issuer held beneficially and of record by the Sponsor.
- Valley Point Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 2,160,000; shared voting power 0; sole dispositive power 2,160,000; shared dispositive power 0; aggregate amount beneficially owned 2,160,000 (19.7% of the class)
  Comment: (4) Includes (i) 255,000 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") underlying 255,000 units that the Sponsor acquired in a private placement simultaneously with the consummation of the issuer's initial public offering on October 25, 2024 , and (ii) 1,905,000 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares") that the Sponsor acquired on April 23, 2024. Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on a one-for-one basis upon the consummation of an initial business combination, and may be converted into Class A Ordinary Shares at any time and from time to time at the option of the holders thereof.
  
  (5) Valley Point Limited, a British Virgin Island corporation ("Valley Point"), is the sole shareholder of the Sponsor. As such, it is deemed to hold voting and dispositive control over the securities owned beneficially and of record by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: CHARLTON ARIA ACQUISITION CORPORATION
Address of issuer's principal executive offices: 221 W 9th St #848, Wilmington, Delaware (DE), 19801
Comment: This statement (the "Schedule 13D") relates to the Class A ordinary shares, par value $0.0001 (the "Class A Ordinary Shares"), issued by Charlton Aria Acquisition Corporation, a Cayman Islands exempted company (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D filed by ST Sponsor II Limited, a Cayman Islands exempted company ("Sponsor") and Mr. Sunny Kah Wei Tan ("Mr. Tan") on October 25, 2024 (the "Original Filing"). Except as otherwise provided herein, each Item of the Original Filing remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Sponsor, Mr. Chen Siak Chan ("Mr. Chen"), Valley Point Limited, a British Virgin Islands company ("Valley Point") and Mr. Tan (together with the Sponsor, Mr. Chen, and Valley Point, the "Reporting Persons"). The Sponsor is the holder of record of approximately 19.7% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of May 27, 2025.
Residence or business address: The principal business address of Mr. Chen is 164 Duchess Avenue, Singapore 269181. The principal business address of Valley Point is 164 Duchess Avenue, Singapore 269181. The principal business address of Mr. Sunny Tan Kah Wei is Jalan Bukit Jambul, Sungai Nibong, 11900 Bayan Lepas, Palau Pinang, Malaysia.
Present principal occupation or employment: The Sponsor is the sponsor of the Issuer's initial public offering and primarily involved in investment. Mr. Tan sold all of his right, title and interest in and to the capital stock of Sponsor to Valley Point, effective May 13, 2025. Accordingly, Valley Point became the sole shareholder of Sponsor. Mr. Chen is the sole shareholder of Valley Point. Mr. Chen is the sole director of Valley Point and, effective May 13, 2025, the sole director of Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Sponsor is a Cayman Islands exempted company. Valley Point is a British Virgin Islands limited company. Mr. Chen is a Singaporean citizen. Mr. Tan is a Malaysian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
As reported in the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2025, on May 13, 2025, Mr. Sunny Tan Kah Wei, then the sole shareholder and sole director of the Sponsor, sold all of his right, title and interest in and to the Sponsor to Valley Point, and resigned as sole director of the Sponsor. As a result, Mr. Sunny Tan Kah Wei no longer holds voting or dispositive power over the securities owned beneficially and of record by the Sponsor

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (except to the extent that the Issuer may pursue an initial business combination as described in its filings with the Securities and Exchange Commission and as permitted by its charter); (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 10,965,000 Ordinary Shares outstanding as of May 27, 2025. The Reporting Persons beneficially own 2,160,000 Ordinary Shares, representing approximately 19.7% issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 10,965,000 Ordinary Shares outstanding as of May 27, 2025. The Reporting Persons beneficially own 2,160,000 Ordinary Shares, representing approximately 19.7% issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Other than the sale of the Sponsor by Mr. Tan to Valley Point, effective May 13, 2025, as described herein, no transactions with respect to the Ordinary Shares were effected by the reporting persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7.1 Joint Filling Agreement, dated May 27, 2025

## Signatures
- ST Sponsor II Limited: /s/ Chen Siak Chan, Chen Siak Chan/Sole Director (05/27/2025)
- Chen Siak Chan: /s/ Chen Siak Chan, Chen Siak Chan (05/27/2025)
- Valley Point Limited: /s/ Chen Siak Chan, Chen Siak Chan/Sole Director (05/27/2025)
- Valley Point Limited: /s/ Sunny Tan Kah Wei, Sunny Tan Kah Wei (05/27/2025)